September 15, 2005



Mr. H. Wagter
Chief Financial Officer/Managing Director
Kappa Holding B.V.
Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands


	Re:	Kappa Holding B.V.
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 27, 2005
		File No. 333-11044-02


Dear Mr. Wagter:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Fiscal Year Ended December 31, 2004

Selected Financial Data, page 5

1. We note that you have defined EBITDA as "earnings from operations before income taxes, net interest expense, depreciation, amortization, income from participations and minority interests." Please revise your description to refer to a measure that more appropriately describes the adjusted measure you present. Refer to
General Instructions C(e) to Form 20-F, which points to Item 10 of Regulation S-K. You may also with to refer to Question 10 of the June 13, 2004 Division of Corporation Finances` Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
Additionally, clarify whether or not the calculation of this measure is consistent with the calculation of EBITDA referred to on page F-23 related to certain financial covenants. This comment applies to your use of this measure throughout your filing.

Financial Statements

2. Please revise your disclosure to ensure that the chronological ordering of your financial statements and other data presented in tabular form throughout the filing is consistent, as required by Staff Accounting Bulletin Topic 11:E.

Consolidated Statements of Operations, page F-3

3. Please clarify the nature of the items included in your line item
Net change in work in progress and finished goods and explain why presentation within net sales is appropriate.

Note 6. Tangible fixed assets, page F-15

4. We note in your reconciliation that you have accumulated depreciation associated with the book value of your land. Please clarify this presentation in light of your statement within footnote one on page F-10, where you disclose that land is not depreciated.

Note 25. Remuneration and loans to the Management Board and Supervisory Board, page F-36

5. We note your disclosure that "At December 31, 2004, no loans were outstanding to any member of the Management Board or the Supervisory
Board from any member of the Group." Please tell us whether there were any such loans outstanding at the end of the other fiscal years presented in the filing. We may have further comment.

Note 28. Supplemental Guarantor Footnote, page F-49

6. We note your disclosure that "The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor`s understanding of the nature of the guarantee." As Item 17(c)(2)(i) and (ii) instructions to the Form 20-F require reconciliations for each year for which an income statement and balance sheet is presented, it does not appear that you have complied with the Form 20-F requirements. Please amend your filing to include the applicable reconciling items from Dutch GAAP to
US GAAP for your guarantor financial statements.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

??

??

??

??

Mr. H. Wagter
Kappa Holding B.V.
September 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010